Exhibit 99.1

ASX ANNOUNCEMENT

30 September 2014

Results from Extraordinary General Meeting

Melbourne, Australia; 30 September 2014: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”) advises that an Extraordinary General Meeting of shareholders was held at 10.00 am today (Melbourne time).

Shareholders were asked to consider and, if thought fit, to pass the following resolutions:

1.              Ratification prior issue of shares under the Ironridge Convertible Note

2.              Approval issue of further shares under the Ironridge Convertible Note

The two resolutions were put before the shareholders and were passed on a show of hands.

The proxy votes received in respect of the Resolution are set out on the attached page.

FOR FURTHER INFORMATION PLEASE CONTACT

Alison Mew	Candice Knoll (USA)
Chief Executive Officer	Blueprint Life Science Group

Genetic Technologies Limited	+1 (415) 375 3340, Ext. 105
Phone: +61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting.  The Company has operations in Australia and the U.S. and is dual-listed on the ASX (Code: GTG) and NASDAQ (Ticker: GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences Inc., offers novel predictive testing and assessment tools to help physicians proactively manage women’s health.  Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer.

For more information, please visit http://www.gtglabs.com and http://www.phenogensciences.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

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Proxy results for Extraordinary General Meeting

Description of Resolution	For	Against	Abstain	In favour of Chairman	In favour of others

1.Ratification prior issue of shares under the Ironridge Convertible Note
Numbers of votes received	49,509,858	17,668,574	—	31,005,327	46,314,101
Percentage of votes cast	34.26%	12.23%	—	21.46%	32.05%

2. Approval issue of further shares under the Ironridge Convertible Note
Numbers of votes received	49,320,969	17,857,463	—	31,005,327	46,314,101
Percentage of votes cast	34.13%	12.36%	—	21.46%	32.05%

Notes:    The Company currently has a total of 668,106,442 ordinary shares on issue and 2,794 registered shareholders.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com     ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040